UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2016

Commission File Number: 001-36815

Ascendis Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Tuborg Boulevard 5

DK-2900 Hellerup

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-203040, 333-210810 and 333-211512) and Form F-3 (Registration Numbers 333-209336 and 333-211511) of Ascendis Pharma A/S (the “Company”) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Warrant Grants

On August 9, 2016, the Company’s board of directors granted an aggregate of (i) 120,000 warrants to a member of the Company’s senior management and (ii) 9,000 warrants to certain other employees of the Company (the “Warrants”) under the terms of Appendix 1 to the Company’s Articles of Association. In connection with the grant of these Warrants, the Company’s board of directors amended the Company’s Articles of Association to provide for the grant of these Warrants. Each Warrant confers the right to subscribe for one ordinary share of the Company and has an exercise price equal to US$14.50 per share, the closing price of the American Depositary Shares representing the Company’s ordinary shares as reported on the date of grant. Subject to earlier vesting upon the occurrence of certain exit events, these Warrants vest at a rate of 1/48th per month from the date of grant subject to continued service.

After giving effect to the grant of the Warrants described above, warrants to subscribe for an additional 3,566,592 shares of the Company remain available for future grant by the Company’s board of directors pursuant to the Company’s Articles of Association.

The foregoing description of the material terms of the Warrants is qualified in its entirety by reference to the Company’s Articles of Association, which is included as Exhibit 1.1 hereto and incorporated by reference herein.

Phase 3 TransCon Growth Hormone heiGHt Trial Initiation

On August 11, 2016, the Company announced the initiation of the global Phase 3 TransCon Growth Hormone heiGHt Trial in children with growth hormone deficiency (“GHD”). The heiGHt Trial initiation follows End-of-Phase 2 discussions with the U.S. Food and Drug Administration, as well as various discussions with regulatory agencies worldwide. The heiGHt trial is a randomized, open-label, active-controlled Phase 3 registration study that is designed to enroll approximately 150 children with GHD who have not previously been treated. Patients will receive either once-weekly TransCon Growth Hormone (0.24 mg/kg/week) or daily injections of Genotropin® at 34 µg/kg/day (0.24 mg/kg/week) with a 2:1 randomization in a non-inferiority design. The primary endpoint of the trial is height velocity after twelve months of treatment. Patients completing therapy may then enroll in a planned open-label extension study. The Company plans to conduct the trial at sites in North and South America, Europe, the Middle East, North Africa, and Oceania (Australia/New Zealand).

Forward-looking statements

All statements, other than statements of historical facts, contained herein regarding the Company’s future operations, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, statements relating to the design of our Phase 3 pediatric study of TransCon Growth Hormone to support planned regulatory applications worldwide and our plans regarding the locations of our Phase 3 pediatric study of

TransCon Growth Hormone. The Company may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in the forward-looking statements and you should not place undue reliance on these forward-looking statements. Actual results or events could differ materially from the plans, intentions, expectations and projections disclosed in the forward-looking statements. Various important factors could cause actual results or events to differ materially from the forward-looking statements that the Company makes, including the following: unforeseen safety or efficacy results in the Company’s lead development program TransCon Growth Hormone; unforeseen expenses related to the development of TransCon Growth Hormone or other development programs, general and administrative expenses, other research and development expenses and the Company’s business generally; delays in the development of TransCon Growth Hormone related to manufacturing, regulatory requirements, speed of patient recruitment or other unforeseen delays; dependence on third party manufacturers to supply study drug for ongoing and planned clinical studies; and the Company’s ability to obtain additional funding, if needed, to support its business activities. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to the Company’s business in general, see the Company’s current and future reports filed with or submitted to the U.S. Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2015. Forward-looking statements do not reflect the potential impact of any future in-licensing, collaborations, acquisitions, mergers, dispositions, joint ventures, or investments the Company may enter into or make. The Company does not assume any obligation to update any forward-looking statements, except as required by law.

Exhibits

Reference is made to the Exhibit Index included hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ascendis Pharma A/S

Date: August 11, 2016	By:	/s/ Michael Wolff Jensen
Michael Wolff Jensen
Senior Vice President, General Counsel

EXHIBIT INDEX

Exhibit No.	Description

1.1	Articles of Association.